Centerpulse Ltd
Andreasstrasse 15
CH-8050 Zurich, Switzerland

Tel +41 (0) 1 306 96 96
Fax +41 (0) 1 306 96 97
	Media Information	www.centerpulse.com
Date	March 20, 2003
Page	1/5

Centerpulse on dynamic growth path in 2002 -

sales, EBITDA and net income significantly improved

Zurich, March 20, 2003 - In the reporting period, Centerpulse increased sales by 4% to CHF 1,470 million. In local currency, the growth was 10%. All of the company’s continuing business divisions, Orthopedics, Spine-Tech and Dental, posted underlying double-digit growth rates. In addition to the financing of the company’s obligations to the Settlement Trust and the divestiture of the vascular businesses, Centerpulse also focused on improving operating efficiency and enhancing working capital management in 2002. Earnings before interest, tax, depreciation, amortization and exceptional operating items (EBITDA) grew by 43% to CHF 341 million. Net income increased from a loss of CHF 1,193 million in 2001 to CHF 337 million. In addition to the improvements in operating efficiency, the divestiture of the vascular businesses, which resulted in book gains of CHF 200 million, also positively affected net income.

Max Link, Chairman and CEO, is pleased with the development of the company’s results: “With the exception of the Spine-Tech Division in the U.S., our growth outpaced that of the market. In orthopedics, we were able to enhance our leading position in Europe and regained market share in the U.S. The small but nevertheless dynamic Dental Division reported underlying growth of 18%. Further, profitability improvements in all divisions were achieved. The initiatives taken to improve working capital and more efficiently manage inventories showed an impact.”

Sales

Group net sales increased in 2002 by CHF 52 million, or 4%, to CHF 1,470 million, from CHF 1,418 million in 2001. In local currency, net sales increased by 10%. Net sales from continuing operations increased in 2002 by CHF 83 million, or 7%, to CHF 1,241 million, from CHF 1,158 million in 2001. In local currency, net sales increased by 14%.

The largest contribution to the increase came from the Orthopedics Division, which grew by CHF 68 million, or 8%, to CHF 923 million, from CHF 855 million in 2001. In local currency, sales growth was 14%. All geographical regions recorded double-digit growth in local currency. In North America, the UniSpacer™ minimally invasive knee implant launched in early 2002, Durasul® highly crosslinked polyethylene components, Converge™ hip shells and the Alloclassic™ hip stem were the primary drivers of growth. In Europe, the company’s primary markets of Germany, France and Switzerland contributed remarkable sales growth above or near double-digit rates in local currency. The primary sales drivers in the European markets were the knee segment with the Natural-Knee™ II and the Innex™, a European-designed knee system. In the hip area, the CLS™ system has shown significant growth as a result of the company’s “Originals” marketing campaign. In Japan, Centerpulse’s increased focus has resulted in growth of 21% in local currency.

Net sales in the Spine-Tech Division increased by CHF 4 million, or 2%, to CHF 179 million, from CHF 175 million in 2001. In local currency, sales growth was 10%. The growth in the U.S. is primarily attributable to the sale of recently introduced products in the cervical segment, namely the Trinica™ and the BAK/C™ cage offsetting a declining cage market trend. Furthermore, sales of the BP™/Lordotic cage for lumbar spine applications have contributed significant growth. The discontinuation of the Proceed™ product line in 2001 negatively impacted sales growth in the U.S. In Europe, Dynesys®, the dynamic stabilization system, continued to be the main product and the primary growth driver.

Net sales in the Dental Division increased by CHF 11 million, or 9%, to CHF 131 million, from CHF 120 million in 2001. In local currency, sales growth was 18%. The Tapered Screw-Vent™ and the Tapered Swiss Plus™ were the primary sales drivers in 2002. In Europe, Germany and France have shown significant sales growth in local currency while in the Middle East, sales in Israel also advanced strongly.

Net sales from discontinuing operations decreased in 2002 by CHF 31 million, or 12% to CHF 229 million, from CHF 260 million in 2001. Declining demand for mechanical heart valves, as well as the fact that the grafts and stents businesses were only consolidated in the Group up to the date of sale, were the main reasons for the declining sales.

Profitability

Group gross profit increased in 2002 by CHF 112 million, or 13%, to CHF 990 million, from CHF 878 million in 2001. The increase in gross profit is a result of the increase in sales of CHF 52 million coupled with a decrease in cost of sales of CHF 60 million.

Gross profit from continuing operations increased in 2002 by CHF 112 million, or 15%, to CHF 839 million from CHF 727 million in 2001. The increase in gross profit is a result of the increase in sales of CHF 83 million and a decrease in cost of sales of CHF 29 million. The improvement in cost of sales is a result of non-recurring items charged to cost of sales in 2001, lower obsolescence expense as a consequence of the inventory reduction initiatives as well as manufacturing efficiency improvements. Together, these enhancements more than offset a substantial increase in product liability insurance expenses.

Gross profit from discontinuing operations was CHF 151 million, unchanged from 2001, as a result of a decrease in sales of CHF 31 million offset by a decrease in cost of sales of CHF 31 million. The reduction in cost of sales is a consequence of non-recurring items charged to cost of sales in 2001.

The group’s gross margin increased from 61.9% in 2001 to 67.3% in 2002. The gross margin of continuing operations increased from 62.7% in 2001 to 67.6% in 2002. All divisions contributed positively to the development. The gross margin of discontinuing operations increased from 58.1% in 2001 to 65.9% in 2002.

Earnings before interest, taxes, depreciation, goodwill amortization and exceptional operating items (EBITDA) for the group increased in 2002 by CHF 103 million, or 43% to CHF 341 million, from CHF 238 million in 2001. EBITDA as a percentage of sales increased from 16.8% in 2001 to 23.2% in 2002.

EBITDA from continuing operations increased in 2002 by CHF 89 million, or 44%, to CHF 293 million, from CHF 204 million in 2001. EBITDA as percentage of sales from continuing operations increased from 17.6% in 2001 to 23.6% in 2002.  EBITDA growth was a result of an increase in gross profit, a reduction in research and development expenses as a result of the downsizing of the biologics activities in Denver in 2001 as well as stable selling, general and administrative expenses reflecting positive results from overhead efficiency improvement programs.

EBITDA from discontinuing operations increased in 2002 by CHF 14 million, or 41% to CHF 48 million from CHF 34 million in 2001. EBITDA as percentage of sales increased from 13.1% in 2001 to 21.0% in 2002. The increase in EBITDA was a result of lower research and development and selling, general and administrative expenses.

Included in operating income of CHF 405 million is the CHF 200 million gain on the sale of the grafts and stents businesses in November 2002.

Exceptional operating items of CHF 12 million included restructuring costs for production capacity adjustments in Carbomedics and to move the Baar operation to Winterthur, as well as exceptional legal expenses.

Divestitures

In June 2002, the group decided to divest its Cardiovascular Division. The sale of the vascular grafts and peripheral stents businesses was completed in November 2002. The sale of the heart valves business was closed on January 21, 2003. The proceeds of the transactions were used to partly pay down the USD 635 million credit facility related to the financing of the hip and knee implant litigation.

Outlook

Trading since year end has been in line with management expectations. Centerpulse remains confident that it will be able to grow in its core markets at least in line with the market. In Orthopedics, the company believes that it can maintain a leading role in its primary markets in Europe and generate solid growth in the US and Japan by continuing to deliver first-class products and building long-term trusting relationships. The Spine-Tech Division intends to launch several new products in the US market, with the introduction of the Dynesys® stabilization system and the radiolucent cages in 2003 expected to positively impact sales growth. The Dental Division has reinforced its market position by enhancing its product offerings with innovative solutions for aesthetics as well as leading educational programs.

Income Statement Data and Profitability Ratios:

(in millions CHF, except share data)	2002	2001	2000	1999	1998
Net Sales	1,470	1,418	1,347	1,182	1,100
Continuing operations	1,241	1,158	1,097	972	877
Discontinuing operations	229	260	250	210	223
EBITDA1)	341	238	348	290	286
Continuing operations	293	204	275	222	199
Discontinuing operations	48	34	73	68	87
Net income / loss	337	-1,193	190	483	143
EBITDA1) as percentage of net sales	23.2%	16.8%	25.8%	24.5%	26.0%
Continuing operations	23.6%	17.6%	25.1%	22.8%	22.7%
Discontinuing operations	21.0%	13.1%	29.2%	32.4%	39.0%

Net income / loss as percentage of net sales	22.9%	-84.1%	14.1%	40.9%	13.0%

1) EBITDA = Earnings before interest, tax, depreciation, goodwill amortization and exceptional operating items

Balance Sheet Data

(in millions CHF)	2002	2001	2000	1999	1998
Cash and cash equivalents	199	156	633	546	139
Current borrowings	70	75	86	105	480
Non-current borrowings	487	20	19	31	288
Shareholder’ equity	1,270	784	1,993	1,839	1,220
Total assets	2,338	2,871	2,525	2,396	2,249
Equity as percentage of total assets	54%	27%	79%	77%	54%

Other Data
Number of employees at year end	3,407	3,894	3,397	3,174	3,243
Continuing operations	2,813	2,859	2,470	2,288	2,397
Discontinuing operations	594	1,035	927	886	846

Centerpulse’s subsidiaries develop, produce, and distribute medical implants and biological materials for orthopedic, spinal and dental markets worldwide. The product array includes artificial joints, dental implants, spinal implants and instrumentation.

SAFE HARBOR STATEMENTS UNDER THE U.S. PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. This release may contain forward-looking statements including, but not limited to, projections of future performance and regulatory approvals, subject to risks and uncertainties. These statements are subject to change based on known risks detailed from time to time in the Company’s Securities and Exchange Commission filings and other known and unknown risks and various other factors, which could cause the actual results or performance to differ materially from the statements made herein.

The Trinica TM Anterior Cervical Plate System technology was invented by Gary Karlin Michelson, M.D. and is covered by one or more of the following: U.S. Patent Nos. 6,193,721, 6.398,783, D449.692; and pending U.S. and international patent applications.

The BAKTM, ProximityTM, BPTM/Lordotic, POLARTM and BAK/C® implants and the methods and instrumentation for implanting the same are licensed under and protected by U.S. Patents 5,015,247, 5,484,437, and 5,741,253, 6,096,038, 6,080,155, and 6,270,498, and related international patents issued to GARY KARLIN MICHELSON, M.D. and by Centerpulse Spine-Tech Inc. U.S. Patents 5,489,308, 5,609,636 and 5,658,337 issued to GEORGE W. BAGBY, STEPHEN D. KUSLICH, and others; U.S. Patents 5,865,847, 5,897,593, 6,120,506 and 6,165,218; and pending U.S. and international patent applications.

Media Relations:
Centerpulse Corporate Communications
Beatrice Tschanz		Erwin Schärer
Mobile:	+41 (0)79 407 08 78	Mobile:	+41 (0)79 407 12 25
Phone:	+41 (0)1 306 96 46	Phone:	+41 (0)1 306 96 53
Fax:	+41 (0)1 306 96 51	E-Mail:	press-relations@centerpulse.com
E-Mail:	press-relations@centerpulse.com

Investor Relations:
Suha Demokan		Marc Ostermann
Mobile:	+41 (0)79 430 81 46	Mobile:	+41 (0)79 787 92 84
Phone:	+41 (0)1 306 98 25	Phone:	+41 (0)1 306 98 24
Fax:	+41 (0)1 306 98 31	E-Mail:	investor-relations@centerpulse.com
E-Mail:	investor-relations@centerpulse.com

(Swiss Stock Exchange: CEPN; New York Stock Exchange: CEP)

This media release can be downloaded on the Internet:

www.centerpulse.com

The Annual 2002 report can be downloaded:

www.centerpulse.com  „Investors / Download Center”